Exhibit 99.2

TO:	All Team Members

FROM:	Frank J. Fertitta, III
Lorenzo J. Fertitta

DATE:	February 26, 2007

RE:	Announcement of Agreement to Take Station Casinos, Inc. Private

As you may recall, in December 2006, Lorenzo and I, along with the private investment firm, Colony Capital LLC (“Colony”), submitted a proposal to our Board of Directors to purchase all of the shares of Station Casinos, Inc. (the “Company”) for $82 per share.  Following the submission of our proposal, a special committee of the Board of Directors was formed to consider our offer and negotiate on behalf of the Company.  Today, we are pleased to inform you that we have reached agreement with the special committee of the Board of Directors and have entered into an agreement to acquire the Company for $90 per share in cash.

In the coming weeks, the Company will file a preliminary proxy statement and other materials with the Securities and Exchange Commission setting forth the details of our agreement to purchase the shares of the Company.  We encourage you to read the proxy statement once it is made public.  When the SEC’s review is complete, our shareholders will be asked to vote to approve the transaction.  At the same time, we will seek to obtain the regulatory approvals necessary for our acquisition of the Company.  We anticipate completing the transaction in six to nine months.

Upon the completion of this transaction, the ownership structure of the Company will change, but the Company’s strategic direction, management and culture will not change.  I will remain the Chairman of the Board and Chief Executive Officer of the Company and Lorenzo will remain Vice-Chairman of the Board and President.  While we will work with Colony in much the same way as we currently work with our Board of Directors, Lorenzo and I will continue to direct the Company in the same way as we have in the past.  As such, our Team Members should feel confident that despite this change, it will be “business as usual” going forward.

We look forward to sharing with you this exciting next chapter in the growth of the Company and thank you for all you do every day to make Station Casinos “Beyond the Best.”

Important Additional Information Regarding the Merger will be Filed with the SEC:

In connection with the proposed Merger, the Company will file a proxy statement with the Securities and Exchange Commission, INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors and

security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Station Casinos, Inc. at the Securities and Exchange Commission’s Web site at http://www.sec.gov.  The proxy statement and such other documents may also be obtained for free by directing such request to Station Casinos, Inc. Investor Relations, 2411 West Sahara Ave, Las Vegas, Nevada 89102, telephone: (800)544-2411 or on the Company’s website at http://www.stationcasinos.com.

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed Merger.  Information regarding the interests of the Company’s participants in the solicitation will be included in the proxy statement relating to the proposed Merger when it becomes available.